Santiago, April 30, 2020

Joaquín Cortez Huerta

President

Financial Markets Comission

Ref.: Material Fact. Board election of Banco Santander-Chile.

Mr. President:

In accordance to what is established in Article 44 of the General Banking Law, and in Articles 9 and 10 of Law 18,045 on Securities Markets, we inform you that in the Ordinary Shareholders’ Meeting of Banco Santander-Chile, held today April 30, 2020 the following were elected as Directors of Banco Santander-Chile: Mr. Claudio Melandri Hinojosa, Mr. Rodrigo Vergara Montes (Independent), Mr. Orlando Poblete Iturrate (Independent), Mr. Félix de Vicente Mingo (Independent), Mr. Alfonso Gómez Morales (Independent) Mrs. Ana Dorrego de Carlos, Mr. Rodrigo Echenique Gordillo, Mr. Lucía Santa Cruz Sutil and Mr. Juan Pedro Santa María Pérez (Independent); and as Alternate Directors Mrs Blanca Bustamante Bravo (Independent) and Mr. Oscar Von Chrismar Carvajal (Independent).

Sincerely,

Miguel Mata Huerta
General Manager

c.c.:	Bolsa de Comercio de Santiago.

Bolsa Electrónica de Chile.

Santiago, 30 de abril de 2020

Señor

Joaquín Cortez Huerta

Presidente

Comisión para el Mercado Financiero

Presente

Ref.: Informa Hecho Esencial. Elección de Directores de Banco Santander-Chile.

De mi consideración:

Conforme a lo dispuesto en el artículo 44 de la Ley General de Bancos, y en los artículos 9 y 10 de la Ley N° 18.045 sobre Mercados de Valores, se informa que en Junta Ordinaria de Accionistas de Banco Santander-Chile, celebrada hoy, 30 de abril del presente año, fueron elegidos como Directores Titulares de Banco Santander-Chile don Claudio Melandri Hinojosa, don Rodrigo Vergara Montes (Independiente), don Orlando Poblete Iturrate (Independiente), don Félix de Vicente Mingo (Independiente), don Alfonso Gómez Morales (Independiente), doña Ana Dorrego de Carlos, don Rodrigo Echenique Gordillo, doña Lucía Santa Cruz Sutil y don Juan Pedro Santa María Pérez (Independiente); y como Directores Suplentes doña Blanca Bustamante Bravo (Independiente) y don Oscar Von Chrismar Carvajal (Independiente).

Sin otro particular, saluda atentamente a usted,

Miguel Mata Huerta
Gerente General

c.c.:	Bolsa de Comercio de Santiago.

Bolsa Electrónica de Chile.

En Santiago a 30 de abril de 2020, certifico que la presente es copia fiel de la carta que informa el Hecho Esencial de la elección como Directores Titulares de Banco Santander-Chile a don Claudio Melandri Hinojosa, don Rodrigo Vergara Montes (Independiente), don Orlando Poblete Iturrate (Independiente), don Félix de Vicente Mingo (Independiente), don Alfonso Gómez Morales (Independiente), doña Ana Dorrego de Carlos, don Rodrigo Echenique Gordillo, doña Lucía Santa Cruz Sutil y don Juan Pedro Santa María Pérez (Independiente); y como Directores Suplentes a doña Blanca Bustamante Bravo (Independiente) y a don Oscar Von Chrismar Carvajal (Independiente).

Miguel Mata Huerta

Gerente General